Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 10, 2010, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ZYMOGENETICS, INC.

at

$9.75 Net Per Share

by

ZEUS ACQUISITION CORPORATION,

a wholly-owned subsidiary

of

BRISTOL-MYERS SQUIBB COMPANY

Zeus Acquisition Corporation, a Washington corporation (“Purchaser”), and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), offers to purchase for cash all outstanding shares of common stock, without par value (“Shares”), of ZymoGenetics, Inc., a Washington corporation (the “Company”), at a price of $9.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2010 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, OCTOBER 7, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2010, by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser and the Company will merge (the “Merger”) and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or the Company, or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Washington law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms and conditions of the Offer and not validly withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares then owned by Parent and its subsidiaries, including Purchaser (if any), is equal to or greater than 48,282,192 Shares (which represents approximately 56% of the outstanding Shares as of August 31, 2010, which in turn represents a majority of the Shares on a fully-diluted basis, excluding certain Shares underlying derivative securities that are significantly out-of-the-money) plus 50% of any equity securities of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of options, restricted stock units and warrants, in each case existing as of August 31, 2010 on the terms in effect on such date). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Purchaser only with the prior written consent of the Company. The Offer is also subject to other conditions described in the Offer to Purchase, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger.

The board of directors of the Company has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, (ii) authorized and adopted the Merger Agreement and the Plans of Merger and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the requirements of the Washington Business Corporation Act (the “WBCA”), and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger.

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to a number of newly issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (x) the then outstanding Shares immediately after the issuance of the Shares subject to the Top-Up Option plus (y) all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof, or (ii) the aggregate number of Shares that the Company is authorized to issue but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of the exercise of the Top-Up Option. The Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by Parent or Purchaser.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following consummation of the Offer, any subsequent offering period or the exercise of the Top-Up Option, Purchaser holds at least 90% of the outstanding Shares, each of Parent, Purchaser and the Company will, at the option of Parent and subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as promptly as reasonably practicable after consummation of the Offer, as a “short-form” merger under Section 23B.11.040 of the WBCA without a meeting of the shareholders of the Company.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”), Purchaser reserves the right to waive or otherwise modify or amend any of the terms and conditions of the Offer; provided that the Minimum Condition and certain other terms and conditions of the Offer described in the Offer to Purchase may be waived or modified by Purchaser only with the prior written consent of the Company.

The Merger Agreement provides that Purchaser will, subject to the next sentence, extend the Offer for successive periods of up to twenty business days each, the length of each such period to be determined by Purchaser in its discretion, if at a scheduled expiration date any of the conditions of the Offer relating to (i) the expiration or termination of the waiting period under the HSR Act, or (ii) the presence of any applicable law or judgment by a governmental entity that would, or any instituted or pending proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit consummation of the Offer or the Merger, (B) other than in connection with antitrust laws, limit or prohibit Parent’s ability to own or operate its business or assets or the business or assets of the Company, (C) limit Parent’s ability to exercise its rights with respect to the Shares or (D) require Parent to divest any of the Shares, have occurred and have not been waived by Purchaser, and it is reasonably expected that such condition(s) will cease to exist prior to December 31, 2010. The Merger Agreement also provides that Purchaser will extend the Offer for one or two periods of not less than five business days each, up to an aggregate period of not more than ten business days, if at a scheduled expiration date any of the conditions of the Offer relating to (i) the Minimum Condition, (ii) the condition relating to a material adverse effect of the Company or (iii) any of the conditions to the Offer in respect of the accuracy of the Company’s representations and warranties or performance by the Company of its obligations under the Merger Agreement have occurred, but none of the other conditions to the Offer have occurred. Purchaser has agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer. Under the Merger Agreement, Purchaser is not required to extend the Offer beyond December 31, 2010, and may not do so without the consent of the Company.

Pursuant to Rule 14d-11 of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may elect to provide a subsequent offering period of between three and twenty business days following Purchaser’s acceptance of Shares tendered in the Offer. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled expiration of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders of Shares are irrevocable. For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Offer has expired or the Shares have been accepted for payment. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the record owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The Company has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any federal, state, local, foreign or other taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Others Toll Free: (800) 509-1078

The Dealer Manager for the Offer is:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Call: (212) 761-8039

September 10, 2010